UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALLOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

019777101

(CUSIP Number)

Brian J.G. Pereira, MD

President and Chief Executive Officer

AMAG Pharmaceuticals, Inc.

100 Hayden Avenue

Lexington, Massachusetts 02421

(617) 498-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Miguel J. Vega, Esq.

Cooley LLP

500 Boylston Street

Boston, MA 02116

(617) 937-2319

July 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101

1.	Names of Reporting Persons AMAG Pharmaceuticals, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,909,185(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,909,185(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Beneficial ownership of the shares of common stock, par value $0.001 per share (“Common Stock”) of Allos Therapeutics, Inc., a Delaware Corporation (“Issuer”) is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Common Stock by virtue of the Voting Agreements described in Item 4 (the “Voting Agreements”). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

The shares of Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 26,678,433 outstanding shares of Common Stock, plus an aggregate of 2,230,752 shares of Common Stock underlying stock options that were exercisable on, or would become exercisable within 60 days of, the date of the Voting Agreements, all of which are currently among the securities subject to the Voting Agreements.

(2)           The percentages used herein are calculated based on an aggregate total of 107,908,238 shares of Common Stock issued and outstanding as of July 19, 2011, including (i) 105,677,486 shares of Common Stock issued and outstanding as of July 19, 2011, as provided by Issuer and which number in reported in the Merger Agreement (as defined below) filed as Exhibit 2.1 in Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 22, 2011, and (ii) 2,230,752 shares of Common Stock underlying options held by the parties to the Voting Agreements as of such date that were exercisable on or would become exercisable within 60 days of such date, as provided by Issuer.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Allos Therapeutics, Inc., a Delaware corporation (the “Issuer”). Issuer has its principal executive offices at 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020.

Item 2.	Identity and Background

(a)-(c)  This Schedule 13D is being filed by AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG” or the “Reporting Person”), which has its principal office at 100 Hayden Avenue, Lexington, Massachusetts 02421. AMAG is a biopharmaceutical company whose principal business is the development and commercialization of a therapeutic iron compound to treat iron deficiency anemia.

The name and principal occupation of the directors and executive officers of Reporting Person as of the date hereof are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Reporting Person. The business address of each of the below individuals is 100 Hayden Avenue, Lexington, Massachusetts 02421.

Name	Principal Business or Occupation
Directors
Joseph V. Bonventre, MD, PhD	Director of the Renal Division, Brigham and Women’s Hospital
Michael Narachi	President and CEO, Orexigen Therapeutics, Inc.
Brian J. G. Pereira, MD	President and Chief Executive Officer
Robert J. Perez	Executive Vice President, Chief Operating Officer, Cubist Pharmaceuticals, Inc.
Dr. Lesley Russell	Executive Vice President and Chief Medical Officer of Cephalon, Inc.
Davey S. Scoon	Chairman, Board of Directors Tufts Health Plan
Ron Zwanziger	Chairman and CEO Alere Inc.
Executive Officers
Lee F. Allen, MD, PhD	Executive Vice President and Chief Medical Officer
Edward C. English	Interim Chief Financial Officer
Joseph L. Farmer	General Counsel and Senior Vice President of Legal Affairs
Brian J. G. Pereira, MD	President and Chief Executive Officer
Gary J. Zieziula	Executive Vice President and Chief Commercial Officer

(d)-(e)  During the past five years, neither Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers identified above (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Reporting Person is a Delaware Corporation.    All of the directors and executive officers of AMAG set forth above are United States citizens, except for Dr. Lesley Russell, who is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by AMAG and each of the following directors, executive officers and shareholder of Issuer: (1) Stephen J. Hoffman, Chairman of the board of directors of Issuer; (2) Paul L. Berns, President, Chief Executive Officer and director of Issuer; (3) Nishan de Silva, director of Issuer; (4) Jeffrey R. Latts, M.D., director of Issuer; (5) Jonathan S. Leff, director of Issuer; (6) David M. Stout, director of Issuer; (7) David C. Clark, Vice President, Finance and Treasurer of Issuer; (8) Bruce A. Goldsmith Ph.D., Senior Vice President, Corporate Development of Issuer; (9) Marc H. Graboyes, Senior Vice President, General Counsel of Issuer; (10) Charles Q. Morris MB ChB, MRCP, Executive Vice President, Chief Medical Officer of Issuer; and (11) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership and stockholder of Issuer (“WP VIII” and collectively, the “Supporting Stockholders”). The Supporting Stockholders entered in the Voting Agreements as an inducement to AMAG and Merger Sub (as defined in Item 4 below) to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose.   With the respect to the Voting Agreement entered into by AMAG and WP VIII, AMAG has agreed to reimburse certain expenses of WP VIII not to exceed $25,000.

Item 4.	Purpose of Transaction

(a)-(b)               On July 19, 2011, AMAG, Alamo Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of AMAG (“Merger Sub”), and Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into Issuer, with Issuer continuing as the surviving corporation (“the Surviving Corporation”) and as a wholly-owned subsidiary of AMAG (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (“Effective Time”) each issued and outstanding share of Common Stock will be converted into the right to receive 0.1282 of a share of AMAG common stock (the “Exchange Ratio”), par value $0.01 per share. In addition, each outstanding option to purchase Common Stock will be converted at the Effective Time into an option to purchase AMAG common stock (based on the Exchange Ratio) and will be assumed by AMAG and each outstanding restricted stock unit representing the right to vest in and be issued Common Stock will be converted at the Effective Time into a restricted stock unit representing the right to vest in and be issued AMAG common stock (based on the Exchange Ratio).

The Merger Agreement contains customary representations and warranties and pre-closing covenants of each party thereto. During the period from the date of the Merger Agreement to the Effective Time, each of Issuer and AMAG has agreed to, among other things, to carry on its respective businesses in the ordinary course and consistent with past practices and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement, and not to solicit or engage in discussions with third parties regarding other proposals to acquire Issuer or AMAG, as applicable, subject to certain specified exceptions.

The completion of the Merger is also subject to the satisfaction or waiver of a number of customary closing conditions in the Merger Agreement including, among others, the effectiveness of a Form S-4 registration statement to be filed by AMAG, the adoption of the Merger Agreement by Issuer’s stockholders, approval by AMAG’s stockholders of the issuance of shares of AMAG common stock to the former stockholders of Issuer following the Effective Time, the expiration of any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act, the absence of certain governmental restraints, and the absence of a material adverse effect on Issuer or AMAG.

Concurrently with, and as an inducement to AMAG and Merger Sub to enter into the Merger Agreement, the Supporting Stockholders (other than WP VIII) entered into a Voting Agreement with AMAG in the form of Exhibit 2 of this Schedule 13D, and WP VIII entered into a Voting Agreement with AMAG in the form of Exhibit 3 of this Schedule 13D, pursuant to which such Supporting Stockholders have agreed to vote: (i) in favor of the adoption of the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone the meeting of the stockholders of Issuer to a later date if there are not sufficient votes for adoption of the Merger Agreement, (iii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Issuer in the Merger Agreement and (iv) against any alternative acquisition proposal related to Issuer, certain other corporate transactions and any other action that would in any manner interfere with or impede the Merger or the Merger Agreement, and have granted an irrevocable proxy, contingent upon the occurrence of certain events, to AMAG and to Brian J.G. Pereira, MD and Joseph L. Farmer, who are executive officers of AMAG, with respect to these matters.

As of July 19, 2011, the Supporting Stockholders beneficially owned a total of 28,909,185 shares of Common Stock (including for this purpose 2,230,752 shares of Common Stock underlying stock options held by the Supporting Stockholders that were exercisable on, or would become exercisable within 60 days of, the date of the Voting Agreements), representing approximately 26.8% of all shares of Common Stock outstanding as of July 19, 2011 (including for the purpose of this calculation as outstanding the 2,230,752 shares of Common Stock underlying stock options held by the Supporting Stockholders that were exercisable on, or would become exercisable within 60 days of, the date of the Voting Agreements).  Additionally, the Supporting Stockholders owned (i) additional options to purchase an aggregate of 582,077 shares of Common Stock which are not exercisable within 60 days of the date of the Voting Agreements and (ii) restricted stock units representing the right to acquire upon vesting an aggregate of 1,801,721 additional shares of Common Stock which vesting is not scheduled to occur within 60 days of the date of the Voting Agreements, and the Reporting Person may be deemed to have beneficial ownership of such shares of Common Stock underlying such options or restricted stock units.  All of the securities referred to in this paragraph are hereinafter called the “Subject Securities”.

In addition, pursuant to the Voting Agreements, each Supporting Stockholder has also agreed, subject to certain permitted transfers to family members and affiliates, not to sell, pledge, encumber, transfer or otherwise dispose of, or enter into any contract, option or other agreement with respect to any Subject Securities beneficially owned by such Supporting Stockholder, or grant any proxies with respect to such Subject Securities. Pursuant to the Voting Agreements, each Supporting Stockholder has also agreed not to (i) make certain solicitations regarding any alternative acquisition proposal related to Issuer, (ii) knowingly furnish any information regarding Issuer in connection with an acquisition proposal, (iii) engage in discussions or negotiations with any person relating to any acquisition proposal with respect to Issuer, (iv) approve, endorse or recommend any alternative acquisition proposal with respect to Issuer, (v) enter into any letter of intent or similar document relating to any alternative acquisition transaction with respect to Issuer, (vi) make any disclosure or communication to any person of or with respect to any non-public information relating to the Merger or indicating that such Supporting Stockholder is against the Merger or any of the transactions contemplated thereby, subject to certain specified exceptions, and (vii) take any action that could result in the revocation or invalidation of the proxy.

The Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) with respect to a Supporting Stockholder, the execution and delivery of any amendment to the Merger Agreement that is adverse to such Supporting Stockholder or results in a decrease in the Exchange Ratio or the form of consideration payable to such Supporting Stockholder and (iii) the Effective Time.

WP VIII and AMAG have also entered into a Stockholders Agreement, dated July 19, 2011 (the “Stockholders Agreement”), pursuant to which, among other things, WP VIII has agreed that, effective as of the Effective Time, all agreements between WP VIII and Issuer entered into before July 19, 2011 will be permanently waived and/or terminated and will have no further force or effect. In addition, pursuant to the Stockholders Agreement, WP VIII will be entitled to certain registration rights with respect to the shares of AMAG’s common Stock to be issued to WP VIII upon consummation of the Merger.

(c)                                  Not applicable.

(d)                                 The Merger Agreement contemplates that the directors and officers of the Surviving Corporation immediately after the Effective Time shall be as mutually agreed between Issuer and AMAG prior to the Effective Time.

(e)                                  Under the terms of the Merger Agreement, Issuer may not, without AMAG’s prior written consent, among other things, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than: (A) dividends or distributions to the extent consistent with past practices; or (B) pursuant to Issuer’s right to purchase restricted shares of Common Stock held by an employee of Issuer upon termination of such employee’s employment or upon the cashless or net exercise of outstanding options or to satisfy withholding obligations upon vesting or exercise of equity awards;

(f)                                    Upon the consummation of the Merger, Issuer, as the surviving corporation in the Merger, will become a direct, wholly-owned subsidiary of AMAG.

(g)                                 Upon the consummation of the Merger, the certificate of incorporation and bylaws of Issuer as the surviving corporation in the Merger shall be amended and restated to conform to the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the consummation of the Merger, except that the name of the Surviving Corporation shall be “Allos Therapeutics, Inc.” In addition, the Merger Agreement contains provisions that limit the ability of Issuer to engage in a transaction that would entail a change of control of Issuer (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h)—(i)         Upon the consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)                                     Other than as described above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

The foregoing summary descriptions contained in this Item 4 of the Merger Agreement, the Voting Agreements and the Stockholders Agreement are qualified in their entirety by reference to the full texts of these agreements, copies of which are incorporated herein by reference to Exhibits 1, 2, 3 and 4, respectively, of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreements, the Reporting Person may be deemed to share the power to vote or to direct the vote of the Subject Securities with respect to the matters set forth in the Voting Agreements. The Reporting Person’s current beneficial ownership in Issuer and the Common Stock is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such cover page has been calculated based on a total of 107,908,238 shares, including (i) 105,677,486 shares of Common Stock issued and outstanding as of July 19, 2011, as disclosed in the Merger Agreement and (ii) 2,230,752 shares of Common Stock underlying options held by the Supporting Stockholders as of such date that were exercisable on or would become exercisable within 60 days of such date, as provided by Issuer.

The number of outstanding shares of Common Stock of Issuer that may be deemed to be beneficially owned by the Reporting Person with respect to which there is (i) sole voting power is none, (ii) shared voting power is 28,909,185, with respect to those matters described in Item 4 of this Schedule 13D, (iii) sole dispositive power is none, and (iv) shared dispositive power is none. Upon the consummation of Merger, AMAG will have sole voting and dispositive power over such shares of Common Stock.

Additionally, upon (i) the exercisability of additional unvested options to purchase an aggregate of 582,077 shares of Common Stock which will not be vested within 60 days of the date of the Voting Agreements or (ii) the vesting of an aggregate of 1,801,721 restricted stock units which are not issuable within 60 days of the date of the Voting Agreements, which were held by the Supporting Stockholders as of the date thereof, the Reporting Person may be deemed to have beneficial ownership of such shares of Common Stock underlying such options or restricted stock units. In addition, all additional securities of Issuer (including all additional shares of Common Stock and all additional options, warrants and other rights to acquire shares of Common Stock) of which the Supporting Stockholders acquire ownership during the period from July 19, 2011 until the termination of the Voting Agreements will also be subject to the terms of the Voting Agreements. Accordingly, any such acquisition or receipt of shares of securities of Issuer by any Supporting Stockholder may result in the Reporting Person being deemed to be the beneficial owner of such additional shares.

The filing of this Schedule 13D by the Reporting Person shall not be considered an admission that the Reporting Person, for any or all purposes, is the beneficial owner of any of the shares of Common Stock covered by this Schedule 13D, and the Reporting Person expressly disclaims such beneficial ownership.

Brian J.G. Pereira, M.D., a director and the President and Chief Executive Officer of AMAG, beneficially owns 10,000 shares of Common Stock.  Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by the Reporting Person, or, to the knowledge of the Reporting Persons, any director or officer of the Reporting Person listed in Item 2(a)-(c).

(c)                                  Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any director or officer of the Reporting Person listed in Item 2(a)-(c), has effected any transaction in the Common Stock during the past 60 days.

(d)                                 To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e)                                  Not applicable.

The foregoing summary descriptions contained in this Item 5 of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of these agreements, copies of which are which are incorporated herein by reference to Exhibits 1, 2, 3 and 4, respectively, of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Issuer.

Item 7.	Material to be Filed as Exhibits

1.                                       Agreement and Plan of Merger and Reorganization, dated July 19, 2011, by and among AMAG Pharmaceuticals, Inc., Alamo Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).

2.                                       Form of Voting Agreement between AMAG Pharmaceuticals, Inc. and certain directors and executive officers of Allos Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).

3.                                       Voting Agreement, dated July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).

4.                                       Stockholders Agreement, dated July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2011	AMAG PHARMACEUTICALS, INC.

	By:	/s/ Joseph L. Farmer
Joseph L. Farmer
General Counsel and Senior Vice President of Legal Affairs

Exhibit Index

1.                                       Agreement and Plan of Merger and Reorganization, dated July 19, 2011, by and among AMAG Pharmaceuticals, Inc., Alamo Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).

2.                                       Form of Voting Agreement between AMAG Pharmaceuticals, Inc. and certain directors and executive officers of Allos Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).

3.                                       Voting Agreement, dated July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).

4.                                       Stockholders Agreement, dated July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K of AMAG Pharmaceuticals, Inc. filed by AMAG Pharmaceuticals, Inc. on July 22, 2011).